UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003.

                     Commission File Number: 001-31883

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         First National Bankshares of Florida, Inc. Salary Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   First National Bankshares of Florida, Inc.
                           2150 Goodlette Road North
                              Naples, Florida 34102

F.N.B. Corporation Salary Savings Plan

Audited Financial Statements and Supplemental Schedules

As of December 31, 2003 and 2002 and for the year ended
December 31, 2003 with Report of Independent Registered Public Accounting Firm

            F.N.B. Corporation Salary Savings Plan

    Audited Financial Statements and Supplemental Schedules


    As of December 31, 2003 and 2002 and for the year ended
                       December 31, 2003




                           Contents

Report of Independent Registered Public Accounting Firm.......................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statement of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements.................................................4


Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...............13
Schedule H, Line 4j - Schedule of Reportable Transactions....................15

    Report of Independent Registered Public Accounting Firm

F.N.B. Corporation Salary Savings Plan
Naples, Florida

We have audited the accompanying statements of net assets available for benefits of F.N.B. Corporation Salary Savings
Plan as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003 and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                             /s/Ernst & Young LLP


Birmingham, Alabama
June 14, 2004

            F.N.B. Corporation Salary Savings Plan

        Statements of Net Assets Available for Benefits


                                                          December 31
                                                   2003               2002
                                           --------------------- --------------
Assets
Investments at fair value:
   Guaranteed interest account             $       1,285,946     $    1,450,122
   Interest in pooled separate accounts           16,641,040         11,864,042
   F.N.B. Corporation common stock                17,741,077         10,521,988
   Participant loans                                 965,522            857,071
                                           --------------------- --------------
Total investments                                 36,633,585         24,693,223

Employer contribution receivable                      42,158                  -
                                           --------------------- --------------
Net assets available for benefits           $     36,675,743      $  24,693,223
                                           ===================== ==============


See accompanying notes.

            F.N.B. Corporation Salary Savings Plan

   Statement of Changes in Net Assets Available for Benefits


19

                                                          Year ended
                                                         December 31,
                                                             2003
                                                     ---------------------

Additions:
   Interest                                           $          79,605
   Dividends                                                    973,855

   Contributions:
     Participant                                              3,198,301
     Employer                                                 3,578,536

   Transfer in from merged plan                               1,744,105
                                                     ---------------------
Total additions                                               9,574,402

Deductions:
   Distributions to participants or beneficiaries             2,829,729
   Administrative expenses                                       87,601
                                                     ---------------------
Total deductions                                              2,917,330

Net appreciation in fair value of investments                 5,325,448
                                                     ---------------------
Net increase                                                 11,982,520

Net assets available for benefits:
   Beginning of year                                         24,693,223
                                                     ---------------------
   End of year                                           $   36,675,743
                                                     =====================


See accompanying notes.

            F.N.B. Corporation Salary Savings Plan

                 Notes to Financial Statements

                       December 31, 2003

1. Description of the Plan

The following description of the F.N.B. Corporation Salary Savings Plan (the "Plan") provides general information about the Plan's provisions. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) plan, substantially covering all salaried employees of the Florida operations of F.N.B. Corporation's (the "Corporation") banking and wealth management subsidiaries. Employees who have completed 90 days of service and are age twenty-one or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On March 31, 2003, the Corporation completed its purchase business combination with Charter Banking Corp. ("Charter"). Charter's banking affiliate, Southern Exchange Bank (SEB), was merged into First National Bank of Florida. On June 16, 2003, the Southern Exchange Bank 401(k) Plan was merged into the Plan. On June 18, 2003, the net assets of the Southern Exchange Bank 401(k) Plan were transferred into the Plan. No significant activity occurred related to the net assets of the Southern Exchange Bank 401(k) Plan from the date the plans were merged to the date the assets were transferred.

Contributions

Under the Plan, participants may make voluntary pretax contributions to their accounts of up to 15% of annual base compensation. The Corporation, at its discretion, matches 50% of the first 6% of the participants' annual base compensation. The Corporation, at its discretion, may also make a fixed non-elective contribution equal to 5% of the compensation of all eligible participants and may from time to time contribute to the Plan such additional amounts, as detailed in the Plan agreement. The discretionary contribution for the year ended December 31, 2003 totaled $2,535,909.

Participants'   savings  contributions  and  employer  matching
contributions   are  designated  under  a  qualified   deferred
arrangement as allowed by Sections 401(k) and 401(m) of the Internal Revenue Code.

            F.N.B. Corporation Salary Savings Plan

1. Description of the Plan (continued)

Participants may direct employee contributions into the following investment options: Principal Guaranteed Interest Accounts, Principal Money Market Separate Account, Russell Life Points Conservative Strategy Separate Account, Principal Government Securities Separate Account, Principal High
Quality Interim-Term Bond Separate Account, Principal High Quality Long-Term Bond Separate Account, Principal American Century Income and Growth Separate Account, Principal Russell Life Points Moderate Strategy Separate Account, Principal Large Capital Stock Index Separate Account, Principal Russell Life Points Balanced Strategy Separate Account, Principal Medium Company Value Separate Account, Principal Russell Life Points Aggressive Strategy Separate Account, Principal Russell Life Points Equity Aggressive Strategy Separate Account, Principal Total Market Stock Index Separate Account, Principal INVESCO Small Company Growth Separate Account, Principal Mid-Cap Growth Separate Account, Principal Mid-Cap Stock Index Separate Account, Principal Small-Cap Value Separate Account, Principal Small-Cap Stock Index Separate Account, Principal Voyager Separate Account, Principal International Stock Separate Account, and F.N.B. Corporation common stock.

Principal is the custodian of all the Plan's assets, with the exception of the F.N.B. Corporation common stock.

The employer's discretionary contributions are used to purchase the Corporation's common stock. Fully vested participants who have attained age 55 are permitted to direct the trustee to invest the Corporation's discretionary portion of their account into any other investment that may be permitted under the Plan.

Participant Accounts

The participants' accounts are credited with their voluntary contribution, the employer's matching contribution and an allocation of the Plan's net earnings as defined by the Plan.

Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Vesting

Participants are immediately vested in their voluntary contribution plus actual earnings thereon. Participants are 100% vested in the employer's contribution and actual earnings thereon after five years of service (see vesting schedule below):

                    Vesting Schedule
        Years of Service         Percentage
     --------------------- ---------------------

               1                    20%
               2                    40%
               3                    60%
               4                    80%
               5                   100%

Forfeitures

Upon termination of a participant from the Plan, any unvested balance is reallocated to all active participants of the Plan. For the year ended December 31, 2003, forfeitures totaled $102,231.

Payment of Benefits

Upon termination of employment, participants who have not yet attained the normal retirement age of 62 will be provided
with  options  for   disposition   of  their   401(k)   account
balances.  If  the  participant's  vested  account  balance  is less than $5,000, the participant will receive a lump-sum equal to the vested value of the account. A participant who terminates service with a vested account balance of greater than $5,000 has three options: 1) the participant may leave the account under the Plan; 2) the participant may request a lump-sum distribution of the vested account balance; and 3) The participant may request a rollover of the vested balance of the account into an Individual Retirement Account or another qualified plan. The Plan also permits distributions in the event of the participant's permanent disability, death, or attainment of normal retirement age as defined by the Plan.

Administrative Expenses

All administrative expenses of the Plan, except for investment fees, are paid by the Corporation. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services and have been immaterial in relation to the Corporation and the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The  financial  statements  have been  prepared  on the accrual
basis  of  accounting  in   accordance   with  U.S.   generally
accepted accounting principles.

Investment Valuation

The investments in shares of guaranteed interest accounts are stated at their fair value. The Principal pooled separate accounts investments are valued using accumulation units and are stated at fair value. The dividends, interest, and realized and unrealized gains for the underlying funds are factored into the value of the separate account funds. The dollar value per unit of participation is determined by dividing the total value of the separate account by the total number of units of participation held in the separate account. F.N.B. Corporation's common stock is traded on the New York Stock Exchange under the trading symbol "FNB" and is valued using the closing price on the last day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                          December 31
                                                     2003             2002
                                               ---------------- ---------------

Principal Financial Group, Inc.:
   Guaranteed Interest Account                   $   1,285,946   $    1,450,122
   Money Market Separate Account                     3,913,135        4,496,416
   Large Capital Stock Index Separate Account        2,759,658        1,683,655
   Government Securities Separate Account            1,441,798        1,234,865
F.N.B. Corporation common stock*                    17,741,077       10,521,988

*  Includes    non-participant    directed    investments    of
   $15,595,605  and  $9,620,204  at December 31, 2003 and 2002,
   respectively.

During 2003, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated
(depreciated) in fair value as determined by quoted market prices as follows:

Pooled separate accounts                $     1,980,945
F.N.B. Corporation common stock               3,344,503
                                     ------------------
                                        $     5,325,448
                                     ==================

4. Nonparticipant-Directed Investment

Information   about  the  net   assets   and  the   significant
components   of  the   changes  in  net  assets   relating   to
non-participant directed investments in F.N.B. Corporation common stock is as follows:

                                                           December 31
                                                      2003             2002
                                                   -------------   ------------
Investments at fair value:
   F.N.B. Corporation Common Stock                 $  15,595,605   $  9,620,204


                                                             Year ended
                                                            December 31,
                                                                2003
                                                        ---------------------
Changes in net assets:
   Employer contributions                                   $    2,832,600
   Net appreciation in fair value of investments                 2,941,546
   Dividends                                                       842,665
   Distributions to participants or beneficiaries                 (577,877)
   Transfers from participant-directed investments                 154,410
   Transfers to participant-directed investments                  (162,096)
   Administrative expenses                                         (55,847)
                                                        ---------------------
                                                            $    5,975,401
                                                        =====================

5. Income Tax Status

The  Plan  has  received  a   determination   letter  from  the
Internal Revenue Service dated September 4, 2002, stating that the Plan is qualified under Section 401(a) of the
Internal  Revenue  Code  (the  "Code")  and,   therefore,   the
related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Parties-in-Interest Transactions

The First National Trust Company is the custodian for the F.N.B. Corporation Common Stock only. Certain Plan investments are units of pooled separate accounts managed by Principal Life Insurance Company. The majority of administrative expenses of the Plan are paid by the Corporation. Such expenses have historically been comprised of fees for audit, custody and recordkeeping services and have been immaterial in relation to the Corporation and the Plan. One of the investment vehicles in the Plan is F.N.B. Corporation common stock.

7. Spin-off Transaction

On January 1,  2004,  First  National  Bankshares  of  Florida,
Inc. ("First National Bankshares") was spun-off from F.N.B. Corporation through a tax-free distribution to the shareholders of the Corporation. On December 31, 2003, the Corporation transferred the net assets of its Florida operations (First National Bank of Florida, Roger Bouchard
Insurance, Inc. and First National Wealth Management Company) to First National Bankshares, a newly created subsidiary of the Corporation. On the date of the spin-off, the Corporation distributed one share of First National Bankshares' common stock to its shareholders for each share of F.N.B. common stock owned on the record date, December 26, 2003.

Effective January 1, 2004, the Plan changed its name to First National Bankshares of Florida, Inc. Salary Savings Plan. In addition, certain provisions of the Plan were changed to meet "safe harbor" criteria as defined by the Internal Revenue Service (the "IRS"). Under the new provisions of the Plan, employees are allowed to make voluntary pretax contributions to their accounts of up to 50% of annual compensation subject to certain.

IRS limits. First National Bankshares, at its discretion, matches 100% of the first three percent and 50% of the fourth and fifth percent of employee contributions. First National Bankshares, at its discretion, may also make a fixed non-elective profit sharing contribution equal to 5% of the total compensation of eligible participants. Employee contributions and employer matching contributions vest immediately. Profit-sharing contributions remain subject to the 5-year vesting schedule as previously described in the "Vesting" section.

Effective January 1, 2004, employees could direct voluntary contributions into the First National Bankshares of Florida, Inc. common stock investment option. Participants could no longer direct employee contributions to the F.N.B. Corporation common stock investment option. Participants, at their discretion, may maintain the balance in the F.N.B. Corporation investment option or reallocate the balance to other investment options offered by the Plan.

First National Bankshares of Florida, Inc.'s common stock is traded on the New York Stock Exchange under the trading symbol
"FLB".

                             SUPPLEMENTAL SCHEDULES

            F.N.B. Corporation Salary Savings Plan

               EIN: 25-1255406 Plan Number: 003
                      Schedule H, Line 4i

            Schedule of Assets (Held at End of Year)
                       December 31, 2003

                                        (c) Description of Investment
            (b) Identity of Issue,     Including Maturity Date, Rate of
             Borrower, Lessor, or        Interest, Collateral, Par or                          (e) Current
  (a)           Similar Party                   Maturity Value                (d) Cost            Value
--------- --------------------------- ----------------------------------- ------------------ -----------------

   *      Principal Financial
            Group, Inc.               Guaranteed Interest Account                       **    $     1,285,946

   *      Principal Financial         Money Market Separate Account
            Group, Inc.                                                                 **          3,913,135
                                      Russell Life Points Conservative
                                        Strategy Separate Account
                                                                                        **             73,224
                                      Government Securities Separate
                                        Account                                         **          1,441,798
                                      High Quality Interim-Term Bond
                                        Separate Account                                **            808,717
                                      High Quality Long-Term Bond
                                        Separate Account                                **            673,875
                                      American Century Income and
                                        Growth Separate Account                         **            719,606
                                      Russell Life Points Moderate
                                        Strategy Separate Account                       **            167,997
                                      Large Capital Stock Index
                                        Separate Account                                **          2,759,658
                                      Russell Life Points Balanced
                                        Strategy Separate Account                       **            236,300
                                      Medium Company Value Separate
                                        Account                                         **          1,016,500
                                      Russell Life Points Aggressive
                                        Strategy Separate Account                       **            414,229
                                      Russell Life Points Equity
                                        Aggressive Strategy Separate
                                        Account                                         **            162,167
                                      Total Market Stock Index Separate
                                        Account                                         **            545,315
                                      INVESCO Small Company Growth
                                        Separate Account                                **            440,507

                                        (c) Description of Investment
            (b) Identity of Issue,     Including Maturity Date, Rate of
             Borrower, Lessor, or        Interest, Collateral, Par or                          (e) Current
  (a)           Similar Party                   Maturity Value                (d) Cost            Value
--------- --------------------------- ----------------------------------- ------------------ -----------------

   *      Principal Financial
            Group, Inc. (continued)   Mid-Cap Growth Separate Account
                                                                                        **            310,182
                                      Mid-Cap Stock Index Separate
                                        Account                                         **            694,623
                                      Small-Cap Value Separate Account
                                                                                        **            203,548
                                      Small-Cap Stock Index Separate
                                        Account                                         **            537,289
                                      Voyager Separate Account                          **            692,446
                                      International Stock Separate
                                        Account                                         **            829,924
                                                                                             -----------------
                                                                                                   16,641,040

   *      F.N.B. Corporation          Common Stock - non-participant
                                        directed                                 12,654,059        15,595,605
                                      Common Stock - participant
                                        directed                                        **          2,145,472
                                                                                             -----------------
                                                                                                   17,741,077

   *      Participant Loans           Interest rates ranging from 4.00%
                                        to 11.50%.                                      **            965,522
                                                                                             -----------------
          Total Investments                                                                   $    36,633,585
                                                                                             =================

*Party-in-interest

**Column (d) has not been presented as this information is not applicable for participant directed transactions.

            F.N.B. Corporation Salary Savings Plan

               EIN: 25-1255406 Plan Number: 003
                      Schedule H, Line 4j

               Schedule of Reportable Transactions

                 Year ended December 31, 2003



                              (b) Description of Asset
                                including interest rate                                                 (h) Current
  (a) Identity of Party         and maturity in case of a  (c) Purchase     (d) Selling   (g) Cost of      Value of    (i) Net Gain
         Involved                       loan                    Price            Price         Asset       Asset on  Date    (Loss)
                                                                                                         Transaction
--------------------------- ------------------------------ ----------------- ------------ -------------  -------------   ----------

Category (iii) - Series of transactions in excess of 5% of Plan assets

F.N.B. Corporation          Common Stock                     $2,535,909        $     -     $2,535,909      $2,535,909       $     -


There  were  no  Category  (i),   (ii),   or  (iv)   reportable
transactions for the year ended December 31, 2003.

Columns (e) and (f) are not presented as this information is not applicable.

                                   SIGNATURES
  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    FIRST NATIONAL BANKSHARES OF FLORIDA, INC.
                                    SALARY SAVINGS PLAN




Date: June 25, 2004                 /s/Robert T. Reichert
-------------------                 ----------------------------------
                                    Robert T. Reichert
                                    Senior Vice President,
                                    Chief Financial Officer and
                                    Treasurer